                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 1)(1)


                                 Pizza Inn, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   725848 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Farnam Street Partners, L.P.
                           Farnam Street Capital, Inc.
                       3033 Excelsior Boulevard, Suite 300
                              Minneapolis, MN 55416
                              Phone: (612) 253-6058

                                 With a copy to:
                             Douglas T. Holod, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 725848 10 5                                                Page 2 of 8
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Farnam Street Partners, L.P.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

(a) [ ]
(b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO (Investment proceeds)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    503,378
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    503,378
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     503,378
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 725848 10 5                                                Page 3 of 8
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Farnam Street Capital, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

(a) [ ]
(b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO (Investment proceeds)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    630,262 (See Explanation in Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    630,262 (See Explanation in Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     630,262 (See Explanation in Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%       (See Explanation in Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 725848 10 5                                                Page 4 of 8
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond E. Cabillot
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

(a) [ ]
(b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    None
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    630,262
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    630,262
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     630,262 (See Item 5(b))
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 725848 10 5                                                Page 5 of 8
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peter O. Haeg
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

(a) [ ]
(b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    None
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    630,262
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    630,262
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     630,262 (See Item 5(b))
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value, of Pizza Inn, Inc., a Missouri corporation ("Pizza Inn" or the "Company" or the "Issuer"). The address of Pizza Inn's principal executive offices is 3551 Plano Parkway, The Colony, Texas 75056.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Amendment No. 1 to Schedule 13D is being filed by Farnam Street Partners, L.P., a Minnesota Limited Partnership (the "Fund"), and by its General Partner, Farnam Street Capital, Inc., a Minnesota corporation ("FSC"). Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of FSC. The Fund and FSC are making this filing because they are the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

         (b) The principal office of the Fund, FSC and Messrs. Cabillot and Haeg is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

         (c) The Fund was organized in January 1998 as a Minnesota Limited Partnership. FSC is a Minnesota corporation. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities.

         (d) - (e) During the last five years, neither the Fund, FSC nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the purchases identified in response to Item 5(c) was $324,318. All such purchases were paid for with investment proceeds from various limited partnership interests. All securities identified in response to Item 5(c) were acquired by open market purchases.

ITEM 4.  PURPOSE OF TRANSACTION

All of the shares of the Company owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. FSC makes investments in companies that it believes are undervalued.

In the ordinary course of its business activities, FSC analyzes the operations, capital structure, management strategies and corporate governance of the companies in whose securities it invests (including those of the company) on a continuous basis through, among other things, analysis of various documents, discussions with industry observers and discussions with representatives of such companies. In the course of its business activities, FSC may participate in discussions with third parties, including other holders of securities of subject companies, or with management of subject companies regarding potential changes in the operations, management, capital structure, or corporate governance of such companies in order to enhance shareholder value of subject companies. Such suggestions or positions may relate to one or more of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Based on the Company's performance and depending on further study of the Company's prospects, and upon future developments (including but not limited to performance of the Company's stock in the market, actions taken or not taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and general economic and stock market condition), the Fund may from time to time purchase additional shares of the Company's stock or dispose of all or some of the shares.

FSC has conducted conversations with members of the Company's management and members of the board of directors and intends to have further discussions with management and members of the Company's board of directors. It is FSC's opinion that the Company's shares are currently undervalued in the marketplace and believe the recently announced plan to resume buying back shares is the right decision.

Except as set forth in this Item 4, FSC has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but it will continue to analyze and review its position based upon further developments.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) FSC manages the Fund and a separate account with together beneficially own 630,262 shares of common stock of the Issuer, representing 6.2% of the shares outstanding. The Fund beneficially owns 503,378 shares of the outstanding Common Stock of the Issuer, representing approximately 5.0% of the Common Stock (based upon 10,108,639 shares outstanding on November 5, 2004, as reported in the Issuer's most recent 10-Q filed on November 9, 2004).

         (b) The Fund does not share voting and dispositive power with respect to any shares. However, Messrs. Cabillot and Haeg, as officers of FSC, may be deemed to have beneficial ownership of the shares reported in this Schedule 13D by virtue of their shared voting and dispositive power. However, they disclaim beneficial ownership and have no direct pecuniary interest in the shares.

         (c) TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.


                    No. of    Price per
 Trade Date         Shares      share
---------------------------------------
    9/20/2004        3,722     $3.0589
    9/21/2004         8500     $3.1000
    9/22/2004         8600     $3.1899
    9/23/2004        2,600     $3.2000
    9/24/2004          500     $3.2100
    9/28/2004          200     $2.9750
    9/29/2004        4,578     $3.2440
    9/30/2004         4000     $3.2487
    10/1/2004        4,900     $3.2004
    10/4/2004        3,700     $2.9870
    10/5/2004        3,000     $3.0033
    10/6/2004        1,200     $3.0000
    10/7/2004        2,600     $3.0169
    10/8/2004        1,300     $3.0477
   10/11/2004        4,434     $3.2397
   10/12/2004          700     $3.1286
   10/14/2004          600     $3.1633
   10/19/2004       10,800     $3.2462
   10/20/2004        7,400     $3.2566
   10/21/2004        1,000     $3.1000
   10/25/2004        1,800     $2.8972
   10/26/2004        1,600     $2.8344
   10/29/2004          200     $2.8950

    11/1/2004        1,100     $2.8455
    11/2/2004          600     $2.8800
    11/3/2004       11,000     $2.8697
    11/4/2004        1,650     $2.7561
   11/11/2004        8,600     $2.8997
   11/23/2004        4,300     $2.9500



         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between the Fund or FSC, on one hand, and any other person with respect to any securities of the Issuer on the other hand.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 24, 2004                 FARNAM STREET PARTNERS, L.P.
                                         BY: FARNAM STREET CAPITAL, INC.,
                                                General Partner



                                         By: /s/ Raymond E. Cabillot
                                             -------------------------------
                                                 Raymond E. Cabillot,
                                                 Chief Executive Officer


                                         By: /s/ Peter O. Haeg
                                             -------------------------------
                                                 Peter O. Haeg,
                                                 President



                                           /s/ Raymond E. Cabillot
                                          ----------------------------------
                                          RAYMOND E. CABILLOT



                                           /s/ Peter O. Haeg
                                          ----------------------------------
                                          PETER O. HAEG